SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
FEBRUARY 18, 2005
AngloGold Ashanti Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD ASHANTI LIMITED

ANGLOGOLD ASHANTI LIMITED
(formerly: AngloGold Limited)
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold")
ISIN: ZAE000043485 JSE Share code: ANG
DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME
In terms of JSE Listings Requirement 3.63 we give notice that the following director(s) have exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme. This resulted in the following ordinary shares of the company having been allotted and traded on the JSE:
Details
J G BEST
Date exercised and sold
16 February 2005
Type of interest
Beneficial
Number of shares
5,430
Date options granted
31 August 1998
Vesting period
Over a 5 year period
Option exercise price
R108.00
Sale price (average)
R210.00
% of total shares in issue
0.002053075
18 February 2005
Sponsor
UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date:
FEBRUARY 18, 2005
By: /s/ C R B
ULL

Name: C R Bull
Title:   Company Secretary